SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended March 31, 1999.

                             Texon International plc
                 (Translation of Registrant's Name Into English)

                            SEC File Number: 1058980


                                  100 Ross Walk
                            Leicester LE4 5BX England
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F [ ]


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                                 Not applicable

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

                             Texon International plc

                        Three Months Ended March 31, 1999


                                      Index

                                                                                     Page No
                                                                                     -------

PART I            Financial Information

       Item 1     Financial Statements

                  Condensed Consolidated Profit and Loss Accounts
                  Three months ended March 31, 1999 and 1998                            3

                  Condensed Consolidated Balance Sheets
                  March 31, 1999 and December 31, 1998                                  4

                  Condensed Consolidated Cash Flow Statement
                  Three months ended March 31, 1999 and 1998                            5

                  Reconciliation of net cash flow to movement in debt
                  Three months ended March 31, 1999 and 1998                            6

                  Consolidated Statement of Total Recognised Gains and Losses
                  Three months ended March 31, 1999 and 1998                            7

                  Reconciliation of Movements in Shareholders' Funds
                  Three months ended March 31, 1999 and 1998                            8

                  Notes to Condensed Consolidated Financial Statements                  9-11

         Item 2   Management's Discussion and Analysis of Financial Condition
                  And Results of Operations                                             12-18

PART II           Other Information

         Item 1   Legal Proceedings                                                     19

         Item 2   Changes in Securities and Use of Proceeds                             19

         Item 3   Defaults Upon Senior Securities                                       19

         Item 4   Submission of Matters to a Vote of Security Holders                   19

         Item 5   Other Information                                                     19

         Item 6   Exhibits - Reports on Form 8-K                                        19

                             TEXON INTERNATIONAL plc

                 CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
                         (Pounds Sterling In Thousands)




                                                                                   Unaudited
                                                                            ----------------------
                                                                              Three months ended
                                                                             March          March
                                                                               31,           31,
                                                                               1999          1998
                                                                             (pound)       (pound)



Sales turnover                                                               28,315        28,852

Cost of sales                                                               (18,648)      (19,084)
                                                                            --------       -------

Gross profit                                                                  9,667         9,768

Selling, general and
administrative expenses                                                      (6,898)       (6,752)
                                                                            --------       -------

Operating profit                                                              2,769         3,016

Interest receivable                                                             193            37

Interest payable and similar charges                                         (2,795)       (2,280)
                                                                            --------       -------

Profit on ordinary activities before
taxation                                                                        167           773

Taxation on profit on ordinary
activities                                                                     (48)          (276)
                                                                            --------       -------

Profit on ordinary activities after
taxation                                                                        119           497

Minority equity interests                                                      (43)          (33)
                                                                            --------       -------
Net profit for the financial period                                              76           464

Non-equity preference dividend                                                (650)         (650)
                                                                              -----         -----

Retained loss for the period
for equity shareholders                                                       (574)         (186)
                                                                            --------       -------

                            TEXON INTERNATIONAL plc

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                         (Pounds Sterling In Thousands)

                                                                Unaudited
                                                              as at March            December 31,
                                                                 31, 1999                    1998
                                                Notes             (pound)                 (pound)
FIXED ASSETS                                    -----         -----------            ------------


Goodwill                                                              846                     672
Tangible assets                                                    16,229                  13,116
Investment                                                             14                       0
                                                              -----------            ------------

                                                                   17,089                  13,788
CURRENT ASSETS

Stocks                                               2             16,961                  15,781
Debtors due within one year                                        19,852                  17,579
Debtors due after one year                                          2,025                   2,058
Cash at bank and in hand                                            1,056                     721
                                                              -----------            ------------
                                                                   39,894                  36,139

CREDITORS
Amounts falling due within one year                               (32,819)                (30,949)
                                                              -----------            ------------

NET CURRENT ASSETS                                                  7,075                   5,190
                                                              -----------            ------------
TOTAL ASSETS LESS CURRENT
      LIABILITIES                                                  24,164                  18,978
                                                              -----------            ------------

CREDITORS
Amounts falling due after more than
      one year                                                   (86,765)                (84,477)

Provisions for liabilities and charges                            (7,052)                 (7,642)
                                                              -----------            ------------
                                                                 (69,653)                (73,141)
                                                              ===========            ============

CAPITAL AND RESERVES

Called up share capital                                             9,120                   9,120
Share premium                                                      46,800                  46,800
Profit and loss account                                          (126,093)               (129,539)
                                                              -----------            ------------

Shareholders' deficit

      Equity interests                                            (75,373)                (78,819)
      Non-equity interests                                          5,200                   5,200
                                                              -----------            ------------

                                                                  (70,173)                (73,619)

Minority equity interests                                             520                     478
                                                              -----------            ------------
                                                                  (69,653)                (73,141)
                                                              ===========            ============

                            TEXON INTERNATIONAL plc

                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT

                         (Pounds Sterling, In Thousands)

                                                                                 Unaudited
                                                                            ---------------------
                                                                              Three months ended
                                                                             March          March
                                                                                31,           31,
                                                                               1999          1998
                                                                             (pound)       (pound)

Cash flow from operating activities                                           5,512         3,516

Returns on investments and servicing of finance                              (4,580)       (8,768)

Taxation                                                                       (390)           66

Capital expenditure and financial investment                                   (967)          (66)

Acquisitions and disposals                                                   (1,262)      (23,455)
                                                                            --------      --------

Cash outflow before financing                                                (1,687)      (28,707)

Financing - Increase in debt                                                  2,009        30,128
                                                                            --------      --------

Increase in cash in the period                                                  322         1,421
                                                                            --------      --------

                            TEXON INTERNATIONAL plc

             RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

                         (Pounds Sterling, In Thousands)

                                                                                   Unaudited
                                                                           -----------------------
                                                                              Three months ended
                                                                             March          March
                                                                               31,           31,
                                                                              1999          1998
                                                                            (pound)       (pound)
                                                                           ---------     ---------

Increase in cash in the period                                                  322         1,421

Cash outflow from debt and lease financing                                   (2,009)      (30,128)
                                                                           ---------     ---------

Change in net debt resulting from cash flows                                 (1,687)      (28,707)

Loans and finance leases acquired with subsidiary                            (2,039)            -

Non cash movements in debt                                                     (179)         3,955

Translation difference                                                        3,696           162
                                                                           ---------     ---------

Movement in net debt in the period                                             (209)      (24,590)
                                                                           ---------     ---------

Net debt at the opening date                                                (91,063)      (64,162)
                                                                           ---------     ---------

Net debt at the closing date                                                (91,272)      (88,752)
                                                                           ---------     ---------

                            TEXON INTERNATIONAL plc

          CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED GAINS AND LOSSES

                         (Pounds Sterling, In Thousands)



                                                                                   Unaudited
                                                                           -----------------------
                                                                               Three months ended
                                                                              March        March
                                                                                31,           31,
                                                                               1999          1998
                                                                            (pound)       (pound)
                                                                           ---------     ---------


Net profit for the financial period                                              76           464

Currency translation differences
on foreign currency                                                           4,020         3,001

                                                                           ---------     ---------

Total recognized gains in the period                                          4,096         3,465
                                                                           ---------     ---------


                             TEXON INTERNATIONAL plc

            RECONCILIATION OF MOVEMENTS IN TOTAL SHAREHOLDERS' FUNDS

                         (Pounds Sterling, In Thousands)

                                                                                 Unaudited
                                                                           -----------------------
                                                                              Three months ended
                                                                              March         March
                                                                                31,           31,
                                                                               1999          1998
                                                                            (pound)       (pound)
                                                                           ---------     ---------

Retained profit for the period for
equity shareholders of the Company                                               76           464

Non-equity preference dividend                                                 (650)         (650)
                                                                           ---------     ---------
                                                                               (574)         (186)

New share capital issued                                                          -           306

Foreign exchange adjustments                                                  4,020         3,001
                                                                           ---------     ---------

Net decrease to shareholders' deficit                                         3,446         3,121

Opening shareholders' deficit                                               (73,619)      (68,629)
                                                                           ---------     ---------
Closing shareholders' deficit                                               (70,173)      (65,508)
                                                                           ---------     ---------


                             TEXON INTERNATIONAL plc
       Notes to the Unaudited Condensed Consolidated Financial Statements
              March 31, 1999, March 31, 1998 and December 31, 1998


1 The accompanying unaudited condensed consolidated financial statements have been prepared by Texon International plc and its subsidiaries ("the Company") in accordance with UK generally accepted accounting principles. The unaudited condensed consolidated financial statements and condensed notes are presented in accordance with Form 10-Q and do not contain all the information required in the Company's annual consolidated financial statements and notes. The operating results for the three month periods are not necessarily indicative of the results which may be expected for the full year. In the opinion of management, all material adjustments, consisting of items of a normal recurring nature, considered necessary for a fair presentation of the results of operations, the financial position and the cash flows for each period shown, have been included.

2 Inventory is valued by the Company at the lower of cost or market value using the first-in, first-out (FIFO) method. Inventories are summarised as follows :

                                                              March 31,                December 31,
                                                                  1999                       1998
                                                                 (Pounds sterling in thousands)
                                                               (pound)                    (pound)
                                                               -------                    -------

         Finished goods and goods for resale                    12,902                     12,406
         Work in progress                                        1,407                      1,269
         Raw materials                                           2,652                      2,106
                                                               -------                    -------

                                                                16,961                     15,781
                                                               -------                    -------



         Included within the above inventory figures for March 31, 1999 is an inventory reserve of (pound)1,053,000 ((pound)1,115,000 December 31,
         1998). Inventory has increased during the quarter ended March 31, 1999 mainly due to the inclusion of (pound)0.8 million for Cornwell Industries Ltd.

3        Preference dividends

         The terms of the redeemable cumulative preference dividends are as follows:

         The redeemable cumulative preference shares (shown as non-equity interests in the balance sheet) carry a fixed cumulative dividend, calculated as a percentage of the redemption value of (pound)52.0 million, payable semi-annually at a rate exclusive of any associated tax credit. On the March 11, 1999 a Special Resolution was passed by the Shareholders to amend the Articles of Association of the Company to reflect a change in the dividend percentage. The new Articles state that for periods ending on or prior to December 31, 2000, the preference dividend will accrue at the rate of 6.75% per annum rather than at 15% as shown by the previous agreement. This change is retrospective and any entitlement to the higher rate in historic periods has been waived by the Shareholders. There has been no change made to the period post January 1, 2001 where, in the absence of a sale or listing of the Company the preference dividend will accrue at the rate of 15% per annum through to September 30, 2002, and at 25% thereafter. At present, payment of a 5% per annum dividend on or prior to the due date shall be deemed to satisfy the full 6.75% rate for periods up to December 31, 2000 - provided that arrears of accrued but unpaid dividends in respect of previous periods have been paid until this date. In the event that the dividend is not paid on the due date it shall accumulate at a rate of 6.75%. The Directors believe that it is improbable that the Company will actually bear the higher rates and so they have not been taken into account for the purposes of calculating the finance charge.


4        Changes in UK Accounting Standards

         In September 1998, the Accounting Standards Board issued two Financial Reporting Standard's (FRS) 12 and 13. FRS's 12 and 13 are effective for all accounting periods ending on or after March 23 1999. For FRS 12 the new requirements are retrospective, however for FRS 13 the new requirements can be applied prospectively from the period of adoption. Comparative information is not required for FRS 13 but is encouraged unless it is not practical to disclose it.

         a). FRS 12 provides accounting and reporting standards for provisions, contingent liabilities and contingent assets. Its objective is to ensure that appropriate recognition criteria and measurement bases are applied to provisions, contingent liabilities and contingent assets and that sufficient information is disclosed in the notes to the financial statements to enable users to understand their nature, timing and amount. The Company has applied the provisions of FRS 12 in 1999. FRS 12 will lead to increased disclosure in the financial statements of the Company and it will ensure that a provision may only be recognized where at the period-end a liability exists that can be measured reliably. This Standard has been adopted by the Company in presenting the results and financial position included herewith and has had no significant effects on the Company.

         b). FRS 13 provides accounting and reporting standards for derivatives and other financial instruments. Its objective is to provide via additional disclosures, information about the impact of financial instruments on the entity's risk profile, how the risks arising from the financial instruments might affect the entity's performance and financial condition, and how these risks are being managed. The Company will apply the provisions of FRS 13 prospectively in the 1999 statutory financial statements. FRS 13 will require the Company to provide;

              1. narrative disclosures describing the role that the financial instruments have in creating or changing the risks that the entity faces, including its objectives and policies in using financial instruments to manage these risks and,

              2. numerical disclosures showing how these objectives and policies were implemented in the period and provide supplementary information for evaluating significant or potentially significant exposures.

         Together these disclosures will provide a broad overview of the Company's financial instruments and of the risk positions created by them, focusing on those risks and instruments that are of the greatest significance.

         The Accounting Standards Board has also issued FRS 15, which is effective for all accounting periods ending on or after March 23, 2000. FRS 15 provides accounting and reporting standards for tangible fixed assets and replaces Statement of Standard Accounting Practice ("SSAP") 12 on depreciation. Its objective is to change and/or clarify: initial measurement (i.e., cost), and subsequent expenditure on maintaining or part-replacing; valuation, and treatment of consequent gains/losses; depreciation; and disclosure of tangible fixed assets. It eliminates `cherry-picking' valuations by requiring valuation and updating by entire classes of asset. It clarifies in particular the circumstances in which depreciation may be regarded as immaterial, and the consequences for accounting. The Company will apply the provisions of FRS 15 prospectively in 2000.

         Management's Discussion and Analysis of Financial Condition and
                             Results of Operations


The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included in this report, in the Registration Statement on Form F-4 filed by the Company with the Securities and Exchange Commission (the "Commission") on May 27, 1998 and in the Company's periodic reports filed with the Commission.

Except for the historical data set forth herein, the following discussion contains certain forward-looking information. The Company's actual results may differ significantly from the projected results. Factors that could cause or contribute to such differences include, but are not limited to, levels of sales to customers, actions by competitors, fluctuations in the price of primary raw materials, foreign currency exchange rates and political and economic instability in the Company's markets.

The forward-looking statements contained herein are qualified by the cautionary statements appearing on pages 4 and 5 of the Company's annual report, a copy of which is available upon request.


Recent Developments
-------------------

On March 10, 1999 Texon UK Ltd, a wholly owned subsidiary, acquired the share capital of Cornwell Industries Ltd with effect from March 1, 1999. Cornwell industries Ltd is the UK market leader in footwear components and insole assemblies. The consideration paid for the acquisition was approximately (pound)3.2 million including (pound)2 million of assumed debt. This has been consolidated in the accounting period ending March 31, 1999. The Company believes that the acquisition will produce the following benefits for the Group:

o A wider range of products being available through the Texon distribution network;

o A route to the shoe designer thereby strengthening the Company's ability to obtain product specification;

o    A product range consistent with the Texon brand and image.

On February 23, 1999 Mr SD Soghikan resigned as non-executive Director of Texon International plc.


General
-------

The Company is the world's largest manufacturer and marketer of structural materials essential for the manufacture of footwear. The Company operates a global business, with sales that are widely diversified by geographic region and product line.

During the first three months of 1999 sales of insoles, stiffeners, other footwear materials, industrial products and Cornwell products accounted for 47%, 18%, 20%, 12% and 3% of total sales, respectively. In the same period, through the Company's extensive marketing and distribution network, 49% of sales were made to Europe, 29% to Asia and the Pacific, 16% to the Americas and 6% to the rest of the world.

Results of Operations
---------------------

The global footwear market has continued to be depressed and provides a tough environment in which to operate. Footwear retailers in the US and Europe have reported slightly higher sales from last year but well below those recorded in 1996 and 1997. Similarly, problems in Asia, South America and Russia have all led to a reduction in demand for the Company's products.


Comparison of the Three Months Ended March 31, 1999 to the Three Months Ended March 31, 1998.

Sales turnover. Sales decreased (pound)0.5 million or 2%, to (pound)28.3 million during the three months ended March 31, 1999 from (pound)28.8 million in the comparable period of 1998.Cornwell Industry's sales from the date of acquisition to March 31, 1999 were (pound)0.8 million. On a constant currency basis, sales decreased by (pound)1.3 million or 4% during the three months ended March 31, 1999 from the comparable period in 1998.

The decrease in sales from the comparable period in 1998 should be seen in context of a soft footwear market. The Company believes that this market has been depressed for a number of reasons, including reduced athletic footwear sales in North America, economic uncertainty in Asia and unusual weather patterns in many parts of the world.

Sales of insoles, on a constant currency basis, decreased by 9% during the first quarter of 1999 from the comparable period in 1998 reflecting the difficult market conditions in the global footwear industry as noted above.

During the three months ended March 31, 1999, on a constant currency basis, sales of stiffeners increased 3% from the comparable period in 1998. This increase is the result of the Company's sales program to major athletic footwear manufacturers in Asia.

Sales of other footwear materials, on a constant currency basis, decreased by 15% in the three months ended March 31, 1999 from the comparable period in 1998. These products, although sold throughout the world, hold strong positions in the UK and some European countries where footwear production has declined as a result of the weak market conditions noted above.

On a geographical basis sales for the three months ended March 31, 1999 were lower in Europe by 5%, North America by 20%, South America by 21%, and the rest of the world by 13%, and higher in Asia by 12% and Australasia by 9%, each from the comparable period in 1998.

European sales were (pound)0.7 million lower from the comparable period in 1998, principally in the UK where footwear production continues to decline and in Eastern Europe as a result of significantly lower demand in Russia.

In North America, although market share gains were made, the overall market was soft due to weak retail sales. Sales were (pound)0.9 million lower in the first quarter of 1999 as against the comparable period in 1998.

South American sales were approximately (pound) 0.2 million lower from the comparable period in 1998, predominantly in Brazil where the devaluation of the real weakened the Company's competitive position as compared to local manufacturers.

Asian sales increased by (pound)0.8 million from the comparable period in 1998 due to the sales initiatives for stiffner products as well as strong market share gains made in China for insoles.

Gross Profit. Gross profit for the three months ended March 31, 1999 decreased by (pound)0.1 million to (pound)9.7 million compared to (pound)9.8 million in the comparable period in 1998. When expressed as a percentage of sales, gross profit was 34.1% for the three months ended March 31, 1999 an increase of 0.2% from the comparable period in 1998.

The improvement in gross profit margins is due to continuing cost saving programs being implemented in all of the Company's manufacturing facilities. These efforts have more than offset the adverse impact of lower production volumes in the plants and price erosions caused by competitors discounts to mitigate the Company's market share gains.


Selling, General and Administrative Costs. Selling, general and administrative costs ("S G + A"), increased by (pound)0.1 million or 2% to (pound)6.9 million for the three months ended March 31, 1999 from (pound)6.8 million from the comparable period in 1998.

This increase can be explained by the following :
For the three months ended March 31, 1999 S, G + A included an expense of (pound)0.2 million at Cornwell as well as an increase in rent in Leicester following the sale of the site in October 1998 of (pound)0.1 million.

Included in the three months ended March 31, 1998 is a release of a provision (pound)0.2 million related to the payment of sales taxes in China and exchange rate variances between the two years account for (pound)0.2 million of S G + A.

Therefore, on a constant currency basis, and excluding the specific one-time items S G + A costs are similar in the first quarter of 1999 as compared to the similar period in 1998.


Operating Profit. Operating profit for the three months ended March 31, 1999 was (pound)2.8 million, which is a decrease of 8% from (pound)3.0 million for the comparable period in 1998.

Earnings before depreciation and amortization for the three months ended March 31, 1999 was (pound)3.5 million (excluding reorganisation costs) as compared to (pound)3.6 million for the comparable period in 1998.


Interest. Interest receivable has increased by (pound)0.15 million to (pound)0.19 for the three months ended March 31, 1999 from (pound)0.04 million from the comparable period in 1998. This is mainly due to the Company repurchasing (Deutsche Marks)7 million of its senior secured notes in October 1998 and the interest therefore being payable and receivable for the Company since that date.

Interest payable and similar charges has increased by (pound)0.5 million to (pound)2.8 million for the three months ended March 31, 1999 from (pound)2.3 million from the comparable period in 1998. The Company restructured its debt on January 30, 1998 by the issuance of Senior Secured Notes, which led to higher debt within the Company, but the Company simultaneously faces a lower average rate of interest.

Taxation. The tax charge for the three months ended March 31, 1999 is based on the estimated percentage tax rate the Company will incur for the full year.


Financial Condition and Liquidity

The Company's liquidity needs arise primarily from debt service obligations on the indebtedness incurred in connection with the Senior Secured Notes and Revolving Facility, from working capital needs and from the funding of capital expenditures. The total liabilities at March 31, 1999 were (pound)126.6 million including consolidated indebtedness of (pound)92.3 million which compares to total assets of (pound)57 million. The excess of liabilities over assets of (pound)69.6 million is due to the elimination of goodwill.

The shareholders' deficit as at March 31, 1999 of (pound)70.2 million compares with (pound)73.6 million as at December 31, 1998.

The Company's primary sources of liquidity are cash flows from operations and borrowings under the Company's (pound)15.0 million Revolving Facility and several local facilities in Germany, Italy, China and the UK

The net cash flow from operating activities for the three months ended March 31, 1999 was (pound)5.5 million compared to (pound)3.5 million for the comparable period in 1998. This increase of (pound)2 million can be attributed to the combination of lower profits (pound)0.2 million and a decrease in operating assets (pound)2.2 million as a result of active balance sheet management.

Inventories as at March 31, 1999 were (pound)17.0 million compared to (pound)15.8 million at December 31, 1998, while trade receivables at March 31, 1999 were (pound)16.4 million compared to (pound)16.0 million at December 31,1998.The 1999 figures include Cornwell inventories and trade receivables of (pound)0.8 million and (pound)1.8 million respectively.

Returns on investments and servicing of finance for the quarter ended March 31, 1999 are (pound)4.6 million which includes (pound)0.3 million relating to the issuance costs of the Senior Secured Notes. The comparable period in 1998 was (pound)8.8 million which included issuance costs of the Senior Secured Notes of (pound)4.0 million.

Capital expenditure, in the quarter were (pound)1.0 million, as compared to (pound) 0.1 million for the comparable period in 1998. Investments included (pound)0.3 million as part of a (pound)0.6 million program to increase capacity and flexibility in the non-woven factory in Skelton, UK. Other investments related primarily to small acquisitions made during the quarter and the global implementation of an enterprise resource planning system utilising BaaN software.

Acquisitions and disposals cash outflow for the three months ended March 31, 1999 consisted of (pound)0.8 million for the purchase of Cornwell Industries Ltd on March 1, 1999 and (pound)0.5 million for the second instalment for the purchase of the additional 30% of the ordinary shares in Foshan Texon Cellulose Board Manufacturing Co Limited, the operation in China. During the three months ended March 31, 1998 (pound)23.5 million was paid to the shareholders of United Texon Limited as part of the acquisition of United Texon Limited by Texon International plc and the subsequent restructuring of the debt on January 30, 1998.

Financial Instruments and Market Risks
--------------------------------------

The Company's operations are conducted by entities in many countries, and accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. With respect to currency translation risk, the financial condition and results of operations of each of these entities is reported in the relevant local currency and then translated into Sterling at the applicable currency exchange rate for inclusion in the Company's financial statements. The depreciation of Sterling against such currencies will have a positive impact on the reported sales and operating margin. Based on average exchange rates throughout the three months to March 31, 1999, Sterling depreciated 4.7% against the Deutsche Mark compared to the similar period in 1998. For this purpose the Deutsche Mark is taken as representative of the currencies which are members of the European Monetary System ("EMS"). Conversely, the appreciation of Sterling against certain European currencies will have a negative impact on the reported sales and operating margin. Fluctuations in the exchange rate between Sterling and other currencies may also affect the book value of the Company's assets and the amount of the Company's shareholders' equity.

In addition to currency translation risk, the Company incurs currency transaction risk because the Company's operations involve transactions in a variety of currencies. Fluctuations in currency exchange rates may significantly affect the Company's results of operations because many of its subsidiaries' costs are incurred in currencies different from those that are received from the sale of their products, and there is normally a time lag between the incurrence of such costs and collection of the related sales proceeds. Currency hedging is generally used by businesses to protect against transaction risk. The Company engages in hedging its transaction exposure through the use of foreign exchange forward contracts to cover exposures arising on outstanding purchase and sales invoices. It has not covered outstanding purchase or sales orders unless they are firm commitments. The Company may cover such exposures in the future if it is within its financing ability. The present hedging covers all traded currencies to which the Company is exposed, which include Deutsche Mark and US dollar, as well as other major European currencies, the Hong Kong and Taiwan dollar and the Australian and New Zealand dollar. Given the volatility of currency exchange rates, there can be no assurance that the Company will be able to effectively manage its currency transaction risks or that any volatility in currency exchange rates will not have a material adverse effect on the Company's financial condition or results of operations.

A significant portion of the Company's revenues and expenses will be denominated in currencies other than the Deutsche Mark, the currency in which interest on and the principal of the Company's Senior Secured Notes must be paid. Significant increases in the value of the Deutsche Mark relative to other currencies in which the Company conducts its operations could have an adverse effect on the Company's ability to meet interest and principal obligations on foreign currency denominated debt, including the Senior Secured Notes.

Under the treaty on the European Economic and Monetary Union (the "Treaty"), to which the Federal Republic of Germany is a signatory, from January 1, 1999, the "Euro" can be used concurrently with some of the currencies of the Member states of the European Union (the "EU") including the Deutsche Mark.

During the three months ended March 31, 1999 the Company has paid interest on and has continued to value the Senior Secured Notes in Deutsche Marks. The company does however anticipate the Deutsche Mark being replaced by the Euro pursuant to the Treaty, and the payment of principal of, and interest on, the Senior Secured Notes will be effected in Euro in conformity with legally applicable measures taken pursuant to, or by virtue of, the Treaty. In addition, the regulations of the EU relating to the Euro will apply to the Senior Secured Notes and the Indenture governing the terms of the Senior Secured Notes. Foreign exchange forward contracts have been used by the Company to cover interest payments due for July 1999 in Deutsche Marks and January 2000 in Euros.

The Euro has been used as a trading currency by the Company during the three months ended March 31, 1999 and there have been no material costs to the business other than through exchange rate effects.

International Operations
------------------------

The Company conducts operations in countries around the world including through manufacturing facilities in the UK, the United States, Germany, Italy, and China. The Company's global operations may be subject to some volatility because of currency fluctuations, inflation and changes in political and economic conditions in these countries.

The financial position and results of operations of the Company's businesses outside the UK are measured using the local currency as the functional currency. Most of the revenues and expenses of the Company's operations are denominated in local currencies whereas the majority of raw material purchases are denominated in US dollars. Assets and liabilities of the Company's subsidiaries outside the UK are translated at the balance sheet exchange rate and statement of operations accounts are translated at the average rate prevailing during the relevant period.

Although 29% of the Company's sales are to Asia and the Pacific, these sales are to major footwear companies' subcontractors located in the region who export the substantial majority of their production. As such management estimates that less than 5% of sales are used in footwear which is sold in Asia. Therefore, the Company believes that the recent economic and banking problems experienced by some of the Asian countries should not have a material impact on the Company's results of operations and revenues.

The recent devaluation of certain Asian currencies has benefited some of the Company's competitors who manufacture their products in the region. However, as labor and overhead relative to raw materials, which are substantially denominated in US dollars, represent a small proportion of the cost of goods sold, management does not expect a material impact on the operations of the Company.

The Company's financial performance in future periods may be adversely impacted as a result of changes in the above factors which are largely beyond the control of the Company.

Year 2000 Compliance
--------------------

Following a comprehensive review of the Company's computer systems and plant and equipment which incorporate microprocessors, the Company is in the process of formulating and implementing a program designed to ensure that the software used in connection with the Company's business and operations will manage and manipulate data involving the transition of dates from 1999 to 2000 without functional or data abnormality and without inaccurate results related to such dates. This program includes both updating existing software and the implementation of new software at various locations and will be substantially completed during the second quarter of 1999. The Company currently estimates that the costs incurred to date of dealing with the Year 2000 problem, that are not related to ongoing systems updates, are not material. It also estimates that the additional costs to be incurred in connection with the Year 2000 program shall be approximately (pound)200,000 although there can be no assurance that this will be the case or that the Company will not incur additional costs in connection with such a program. All costs are expensed when incurred. To date no significant issues have been identified that management has not addressed.

The general expectation by those who have studied best practice in managing the Year 2000 problem is that even the best run projects will face some Year 2000 compliance failures. There can be no assurance that Year 2000 projects will be successful or that the date change from 1999 to 2000 will not materially affect an organization's operations and financial results. Businesses, including the Company, may also be affected by the inability of third parties to manage the Year 2000 problem.


Exchange Rate Information
-------------------------

The table below shows the major exchange rates, expressed per Pound Sterling, used in the preparation of the condensed consolidated financial statements included herewith.

                      1999 Average Rate      Period End Rate
                      -----------------      ---------------

US Dollar                   1.63                 1.61

Deutschemark                2.86                 2.90

Part II Other Information

Item 1        Legal Proceedings

              From time to time, the Company is involved in routine litigation incidental to its business. The Company is not a party to any threatened legal proceedings which the Company believes would have a material adverse effect on the Company's results or operations or financial condition.

Item 2        Changes in Securities and Use of Proceeds

              None.

Item 3        Defaults Upon Senior Securities

              None.

Item 4        Submission of Matters to a Vote of Security Holders

              None.

Item 5        Other Information

              None.

Item 6        Exhibits and Report on Form 8-K

              10.71 Sale and Purchase Agreement among David J. Grier and others as Vendors and Texon UK Limited as Purchaser, dated March 12, 1999. P



               P This exhibit has been filed in paper format with the Securities and Exchange Commission under cover of Form SE on May 27, 1999.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 Texon International plc
                                 (Registrant)


Date    May 26, 1999             By /s/ J. Neil Fleming
        -----------------           -----------------------------
                                    J. Neil Fleming
                                    Finance Director and
                                    Chief Accounting Officer